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BREWER & PRITCHARD                                    Three Riverway, 18th Floor
A PROFESSIONAL CORPORATION                                  Houston, Texas 77056
ATTORNEYS & COUNSELORS                                       Tel: (713) 209-2950
                                                             Fax: (713) 659-5302
                                                           Email: info@BPLaw.com
                                                          Website: www.BPLaw.com


                                 April 30, 2008


SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Zitko, Staff Attorney

      Re:   ERF Wireless, Inc.
            Registration Statement on Form SB-2, filed June 27, 2007, as amended on July 30, 2007 and August 1, 2007 File No.
            333-144098

Dear Mr. Zitko:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), ERF Wireless, Inc. ("the Registrant") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal the Registration Statement on Form SB-2, (File No. 333-144098), together with all amendments and exhibits thereto (collectively, the "Registration Statement").

      No securities were sold in connection with the Registration Statement. The Company is seeking to withdraw the Registration Statement because it no longer desires to register the shares at this time.

      This Request for Withdrawal is based upon the Registrant's conclusion that the withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

      The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

      Please fax a copy of the order to my attention at 713-659-5302. If you have any questions or comments relating to this request for withdrawal, please contact me at 713-209-2911.

Sincerely,

ERF WIRELESS, INC.

/s/ Thomas Pritchard
--------------------
Thomas Pritchard
Corporate Counsel